Mail Stop 3561

July 25, 2008

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808
Attention: Ian Warwick,
        Chairman and Chief Executive Officer of
        Aftersoft Group, Inc.

      Re: Aftersoft Group, Inc.
             Amendment No. 3 to Registration Statement on
             Form S-1
             Filed July 15, 2008
             File No. 333-140758

Dear Mr. Warwick:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please switch the column headings under the sentence, "We are not selling any securities for our own account under this Prospectus," or clarify your defined

terms. Based on your defined terms, it seems that "Information with Respect to the Resale of the Additional Shares" should be the heading for the other column.

Prospectus Summary, page 1

2.   We reissue comment five from our letter dated April 18, 2008. Please disclose the material terms of the sale of EXP and DSS. For example, clearly identify the parent company of EU Web Services, whose shares you received as consideration for the sale of EXP, clarify the entity that purchased the shares of CSC from DSS, and clarify the number of shares received in each transaction.

Risk Factors, page 6

3.   We note the removal of the first two risk factors. As these appear to be material risks, please add them back to this section.

4.   We note your response to comment 7 in our letter dated April 18, 2008, and we reissue that comment. We note that ADNW is not current in its reporting obligations. Provide clear disclosure throughout the prospectus and add a risk factor. In light of these delinquencies, provide a supplemental analysis as to why it would be in the public interest to declare the registration statement effective. We direct you to Item 461(b) of Regulation C. As part of your supplemental analysis, you should address whether any of the current executive officers and directors of ADNW are your executive officers or directors and whether the control person(s) of ADNW will also be the control person(s) of Aftersoft after the spin-off.

Majority Stockholder Distributing Securities and Additional Selling Shareholder Distributing Securities, page 12

5.   When you refer to separating ADNW's activities into two separate groups, you refer to one as "Auto Dealer Management." It is unclear what part of ADNW's business this refers to, as the disclosure indicates the Orbit business is a "system for supply and collection of data throughout the automotive industry." Please clarify.

6.   Please define "Record Date" and "Ex-Dividend Date" the first time you use these terms.

7.   We note your disclosure on page 13: "As part of this Registration Statement and Prospectus, we are issuing and registering 300,000 shares of our common stock . . . to Mr. Arthur Blumenthal . . ." Please reconcile this disclosure with your disclosure in other parts of the prospectus stating that the 300,000 shares were issued in 2007. It appears that the registration would only cover the resale, since the issuance would have been pursuant to a private placement in 2007, as discussed in prior comment 15 from our letter dated April 18, 2008.

8.   We reissue comment 12 from our letter dated April 18, 2008. Please tell us whether the approval of ADNW shareholders is required for the spin-off, and if not, explain why. In this regard, we note that this spin-off appears to relate to the distribution of substantially all of the assets of ADNW. Clarify whether Delaware law or ADNW's governing documents would require a vote in this context.

Plan of Distribution, page 14

9.   In response to comment 13 from our letter dated April 18, 2008 you have removed the statement that "We understand that ADNW will effectively cease operations and become dormant following the distribution of the Dividend Shares." Please add disclosure to briefly explain ADNW's business plans following the distribution. In addition, add disclosure clarifying whether ADNW may merge with a private company following the spin-off.

10.   Please clarify the "table" you refer to in the last sentence of the first paragraph on page 15.

11.   We note your response to comment 15 in our letter dated April 18, 2008. Please reconcile your disclosure regarding ADNW's intention to distribute the Dividend Shares as soon as practicable after the registration statement is declared effective with your disclosure regarding the "selling stockholders" on pages 15 through 17.

Security Ownership of Certain Beneficial Owners and Management, page 22

12.   We note your disclosure that ADNW owned 76.83% of your outstanding common stock as of July 9, 2008, and your disclosure in the "Prospectus Summary" section that ADNW owns approximately 76.75% of your outstanding common stock, as of July 15, 2008. Please reconcile your disclosure, or tell us why it is unnecessary to do so.

Management's Discussion and Analysis, page 36

Results of Operations for the Nine Months Ended March 31, 2008, page 46

Revenues, page 46

13.   We note that you believe that present funding from ongoing sales and revenue will continue to sustain you through the coming year in line with projections while allowing you to expand further into the U.S. marketplace. We further note on page F-32 that you recorded operating losses in each of the three and nine months ended March 31, 2008, and on page F-33 that your operating activities generated negative cash flows during the nine months ended March 31, 2008. Please disclose why you believe that the present funding from your sales will sustain you when the present funding has not generated positive cash flows or results of operations, or revise your assertion to clarify your position.

Cost of Revenues, page 46

14.   We note that cost of revenues decreased as a result of ongoing cost-cutting
        initiatives. Please describe those initiatives in greater detail, and explain to us
        how you applied SFAS 146 in accounting for and disclosing the initiatives.

General and Administrative Expenses, page 47

15.   We note that general and administrative expenses increased by $4,522,000 during
        the nine months ended March 31, 2008. Please expand your discussion and
        analysis of this increase to more fully describe the reasons for the increase.

Liquidity and Capital Resources, page 48

16.   We note that you used cash to settle approximately $2,700,000 of liabilities of
        ADNW. Please tell where this use of cash is presented on your consolidated
        statement of cash flow on page F-33.

17.   Please expand your discussion and analysis of liquidity and capital resources as of
        March 31, 2008, to provide the information set forth in Item 303(a)(1) and (2). In
        this regard, provide a clear picture of your ability to generate cash and meet
        existing or reasonably like future cash requirements. Provide a description of
        your cash requirements and sources and uses of cash.   Describe whether it is
        reasonably likely you will be required to assume additional liabilities of your
        parent company ADNW again in the future. Refer to FRC 501.13. for additional
        guidance.

Certain Relationships and Related Transactions and Director Independence, Page 51

18.   We note your response to comment 30 in our letter dated April 18, 2008, and we
        reissue that comment. Please expand your disclosure concerning the acquisitions
        and the transactions with ADNW to include the information required by Item
        404(a) of Regulation S-K.

Executive Compensation, page 57

Compensation Discussion and Analysis, page 57

19.   We note the following statement on page 59: "Our Chief Executive's salary is evaluated based on a comparison with a peer group as determined by our independent directors." Please clarify how this peer group is used in determining the compensation. For example, clarify whether the peer group is used for benchmarking or whether this is a general comparison.

Summary Compensation Table, page 61

20.   Since the fiscal year ended June 30, 2008 has been completed, please revise the table and update the disclosure throughout the executive compensation section to reflect the most recently completed fiscal year.

Consolidated Balance Sheets, page F-31

21.   Please tell us why your deferred revenue has decreased June 30, 2007, to March 31, 2008. To the extent the decrease is material to an investor's understanding of trends within your business, expand your MD&A to discuss the decrease.

Note 4. Transactions with Parent Company, page F-45

22.   We note that you recorded the reduction in the amounts due from parent company of $800,000 as general and administrative expense. We further note that you classify the receivable from your parent company as contra-equity. Please tell us why you recorded an expense for the reduction in the receivable.

Ian Warwick
Aftersoft Group, Inc.
July 25, 2008
Page 7

Exchange Act Filings

23.   We note your response to comment 47 in our letter dated April 18, 2008, and we
        reissue that comment. Please revise your Exchange Act filings in accordance
        with the comments on the financial statements and related disclosures, as
        applicable.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688 if you have questions regarding
comments on the financial statements and related matters. Please contact Damon Colbert
at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: David Danovitch, Esq.
        Kristin Angelino, Esq.
        Jaclyn Amsel, Esq.